Apollo Hospitals
CHENNAI
touching lives

[redacted]

08000907

SUPPL

Date : January 24, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Further to our letter dated 8th January 2008, the Board of Directors at its meeting held on 24th January 2008 approved the Unaudited Financial Results for the quarter/ nine months ended 31st December 2007 as per the annexure enclosed.

The above results shall be published in the newspaper as per the listing agreement.

The copy of the Limited Review Report submitted by Statutory Auditors of the Company is also enclosed.

Please take note of the same in your records.

PROCESSED
FEB 27 2008
THOMSON FINANCIAL

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

MESSRS. **S. VISWANATHAN**
CHARTERED ACCOUNTANTS
17, BISHOP WALLERS AVENUE (WEST)
MYLAPORE, CHENNAI - 600 004

Branches : 27/34, 2nd Floor, Nandidurg Road, Jayamahal Extn.,
Bangalore - 560 046. Tel.: 91-80-3530535

3, Artsan Towers II Floor, Vasantham Colony, Trichy Road,
Ramanathapuram, Coimbatore - 641 045. Tel.: 91-422-2319071

Tel. : 24991147
24994423
24994510
Fax : 91-44-24994510
Grams : BROWNTIC
E-Mail : sviswa1@vsnl.com
Website : www.sviswanathan.com

TO THE BOARD OF DIRECTORS

APOLLO HOSPITALS ENTERPRISE LIMITED

AUDITORS' REPORT UNDER CLAUSE 41 OF THE STOCK EXCHANGE LISTING AGREEMENT AS REQUIRED BY SEBI

We have reviewed the accompanying statement of unaudited financial results of **APOLLO HOSPITALS ENTERPRISE LIMITED** for the period ended 31st December 2007. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Place: Chennai
Date : 24.01.2008

For **M/s.S.Viswanathan**
Chartered Accountants

24/01/08

V C Krishnan
Partner
Membership No: 22167

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited (Provisional) Financial Results for the Quarter / Nine Months ended 31st December 2007

(Rs.in Mio)

Sno	Particulars	Quarter Ended		Nine Months Ended		Audited
		Unaudited	Unaudited	Unaudited	Unaudited	Year Ended
		31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.3.2007
1	Income from Services	2891	2328	8198	6576	8910
2	Other Income	80	13	184	51	85
3	**Total Income (1+2)**	2971	2341	8382	6627	8995
4	**Expenditure**					
	(a) Increase/Decrease in Stock in trade		-	-	-	-
	(b) Material consumption	1512	1188	4222	3345	4551
	(c) Employees Cost	439	349	1200	944	1278
	(d) Depreciation	93	75	265	225	308
	(e) Other expenditure	97	85	299	274	365
	(f) General Administrative Expenses	374	298	1010	852	1202
	(g) Selling and Distribution Expenses	35	28	105	62	96
	Total Expenditure	2550	2023	7101	5702	7800
5	Interest	62	45	149	119	164
6	**Profit (+)/Loss(-) from Ordinary Activities before tax (3) - (4+5)**	359	273	1132	806	1031
7	Provision for Taxation					
	Current	88	86	309	255	288
	Previous	0	0	0	0	33
	Deferred	2	5	12	13	20
	Fringe Benefit tax	6	3	12	9	14
8	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (6-7)**	263	179	799	529	676
9	**Extraordinary Item** (Profit on sale of equity held in The Lanka Hospitals Corporation Ltd)	-	-	-	325	325
10	**Net Profit (+) / Loss (-) for the period (8+9)**	263	179	799	854	1001
11	Paid-up equity share capital (Face value Rs 10/- per share)	586	516	586	516	516
12	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					7017
13	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*4.64	*3.47	*14.98	*10.25	13.26
	Diluted	*4.42	*3.47	*14.45	*10.25	13.04
	After Extraordinary Item					
	Basic	*4.64	*3.47	*14.98	*16.55	19.53
	Diluted	*4.42	*3.47	*14.45	*16.55	19.32
14	Total Public Shareholding (##)					
	(a) Number of Shares	37,705,561	29,870,809	37,705,561	29,870,809	29,942,892
	(b) Percentage of Shareholding	64.25	57.85	64.25	57.85	57.99

* Not Annualised

\#\# Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Place : Chennai

Date : 24th January 2008

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter / Nine Months ended 31st December 2007

(Rs in Mio)

	Quarter Ended		Nine Months Ended		Audited
	Unaudited	Unaudited	Unaudited	Unaudited	Year Ended
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.3.2007
1.Segment Revenue (Net Sales / Income from each segment)					
a) Healthcare Services	2352	2328#	6791	6576	7598
b) Pharmacy	539	-	1407	-	1312
c) Others	80	13	184	51	85
SUB - TOTAL	2971	2341	8382	6627	8995
Add : Extraordinary Item - Profit on sale of equity held in The Lanka Hospitals Corporation Ltd	-	-	-	325	325
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	2971	2341	8382	6952	9320
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
a) Healthcare Services	373	305	1144	874	1121
b) Pharmacy	(32)	-	(47)	-	(11)
c) Others	80	13	184	51	85
d) Profit on sale of equity held in The Lanka Hospitals Corporation Ltd	-	-	-	325	325
SUB - TOTAL	421	318	1281	1250	1520
Less : (i)Interest (Net)	62	45	149	119	164
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Profit Before Tax	359	273	1132	1131	1356
3 Capital Employed (Segment Assets-Segment Liabilities)					
a) Healthcare Services	8867	6592	8867	6592	6833
b) Pharmacy	735	-	735	-	382
c) Others	5611	2514	5611	2514	1752
TOTAL	15213	9106	15213	9106	8967

\# Includes income from Pharmacy segment

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 24th January 2008

2 The Statutory Auditors have carried out a limited review of the Unaudited Financial results of the Company for the quarter and nine months ended 31st December 2007

3 The paid up share capital has been increased by Rs.70.47 mio on account of allotment of 7.04 mio equity shares of Rs.10/- each at a premium of Rs.595.07 per share to Apax Mauritius FDI One Limited

4 During the quarter, the company allotted 1.54 mio warrants convertible into equity shares of Rs.10/- each at a premium of Rs.487.69 per share to Dr.Prathap C Reddy, Promoter of the Company

5 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st Dec, 2007

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th September 2007	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 31/12/2007
Nil	64	64	Nil

6 Previous quarter/period's figures have been regrouped/rearranged.

For APOLLO HOSPITALS ENTERPRISE LTD.

Dr. PRATHAP C. REDDY
Executive Chairman

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED
DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

Date: January 29, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Information under Rule 12g3-2(b) - Secretarial Audit Report for the quarter ended 31st December 2007.

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Please find enclosed the Secretarial Audit Report for the quarter ended 31st December 2007 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

January 9, 2008

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st December 2007
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st December 2007.

Thanking You,

Yours faithfully,

For **M/s. Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT	
1 For Quarter Ended	**31st December 2007**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	5,86,85,702	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	5,86,85,702	
National Stock Exchange Ltd	5,86,85,702	
12 Held in dematerialized form in CDSL	53,29,260	9.08%
13 Held in dematerialized form in NSDL	4,86,50,369	82.90%
14 Physical	47,06,073	8.02%
15 Total No. of shares (12+13+14)	5,86,85,702	-
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
Equity shares of Rs. 10/- each issued at a premium of Rs. 595.07 per share and allotted on 26th October 2007 to Other than Promoters on a Preferential basis.	7047119 equity shares of Rs.10/- each	Applied for listing on Bombay and National stock exchange	1.National stock exchange on 12.12.2007 and 2.Bombay stock exchange on 9.1.2008	Yes	Yes	Nil

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No) — Yes
If not, updated up to which date — N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any — Nil

20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why? — Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.

Mr. S.K.Venkataraman
Chief Financial Officer and Company Secretary
Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor

Mrs.Lakshmmi Subramanian,
M/s.Lakshmmi Subramanian & Associates,
"Murugesa Naicker Office Complex",
81, Greams Road,
Chennai-600 006. C.P.No.1087
Ph: 28292272-73 Fax:52142061

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
C.P. No. 1087

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

-------------- Nil------------------------

LAKSHM[illegible], B.Com., F.C.S
CP No. 1037

END